                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 14)


                          OUTLET COMMUNICATIONS, INC.
                                (Name of issuer)

                      CLASS A COMMON STOCK, $.01 PAR VALUE
                         (Title of class of securities)

                                  69-111-10-9
                                 (CUSIP number)

                               Michael B. Lenard
                         William E. Simon & Sons, Inc.
                            10990 Wilshire Boulevard
                                   Suite 1750
                         Los Angeles, California  90024
                                 (310) 914-2410
                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                                 March 30, 1995
                      (Date of event which requires filing
                               of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the transaction which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                  Note:  Six copies of this statement,
                          including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                      (Continued on following pages)

                                   (Page 1 of 4 Pages)
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 CUSIP No. 69 111 10 9                    13D                  Page 2 of 4 Pages


     1     NAME OF PERSON
           WILLIAM E. SIMON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                                    (a) / /

                                                                                              (b) /X/

     3     SEC USE ONLY


     4     SOURCE OF FUNDS*
            NOT APPLICABLE

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
           or 2(e)                                                                                / /

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES

                                7     SOLE VOTING POWER
                                        -0-
  NUMBER OF SHARES
  BENEFICIALLY OWNED BY         8     SHARED VOTING POWER
  EACH REPORTING PERSON                 4,156,579
  WITH
                                9     SOLE DISPOSITIVE POWER
                                        100,092

                               10     SHARED DISPOSITIVE POWER
                                         -0-

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,156,579

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                 / /

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             63.2%

    14     TYPE OF PERSON REPORTING*
             IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT





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

         GENERAL.  This Amendment No. 14 to the Schedule 13D filed by William
E. Simon amends, to the extent set forth herein, the Schedule 13D dated June 30, 1988 as previously amended by Amendments No. 1, 2, 3, 5, 6, 7, 8, 10, 11, 12 and 13. The initial Schedule 13D and Amendments No. 1, 2 and 3 thereto were filed by Mr. Simon pursuant to joint filing agreements with certain other persons; Amendments No. 4 and 9 were filed by certain other persons who were parties to such joint filing agreements, not including Mr. Simon (Mr. Simon disclaims any responsibility for such Amendments No. 4 and 9). Mr. Simon is filing this Amendment No. 14, and filed Amendments No. 5, 6, 7, 8, 10, 11, 12 and 13 to his Schedule 13D, individually and not as a party to any joint filing agreement.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The responses to subparagraphs (a) through (c) of Item 5 are hereby amended to add the following:

         Set forth below is a schedule of all transactions in the shares of Common Stock by William E. Simon that were effected during the past 60 days.

         Date             Number of Shares                  Price Per Share          Type of Transaction
         ----             ----------------                  ---------------          -------------------
         2/15/95               7,240                              N/A                Gifts by Mr. Simon
         3/2/95               30,000                              N/A                Gifts by Mr. Simon
         3/30/95               7,300                              N/A                Gifts by Mr. Simon

         Following such transactions, Mr. Simon is the direct beneficial owner of 100,092 shares of the Common Stock, representing approximately 1.5% of the outstanding Common Stock.

         By virtue of the Stockholders' Agreement described in Item 6 of this
Schedule 13D, Mr. Simon may be deemed to be the indirect beneficial owner of approximately 4,156,579 shares of the Common Stock held by the parties to such agreement. This number represents (i) the number of shares reported to be covered by the Stockholders' Agreement as of March 17, 1995 in the Proxy Statement of the Company sent to stockholders in connection with the annual meeting of stockholders to be held on May 2, 1995 1/ (the "Proxy Statement") minus (ii) the number of shares disposed of by Mr. Simon since March 17, 1995 (other than to parties who thereby became parties to the Stockholders' Agreement). Mr. Simon disclaims beneficial ownership of the shares of Common Stock that are owned by the other parties to the Stockholders' Agreement.

         The Company's Proxy Statement reports that 6,579,631 shares of Common Stock were outstanding on March 17, 1995; based on such number and the calculation described above, the shares covered by the Stockholders' Agreement represent approximately 63.2% of the shares outstanding, and the shares directly owned by Mr. Simon represent approximately 1.5% of the shares outstanding.





- ------------------
1. Parties to the Stockholders' Agreement other than Mr. Simon may have engaged in transactions since March 17, 1995 resulting in changes to such number of covered shares.


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

                                   SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 11, 1995.


                                                                  *
                                                   -----------------------------
                                                   WILLIAM E. SIMON
(*) By:    /s/ J. Peter Simon
       --------------------------------
        Name:  J. Peter Simon

         (*) Executed by J. Peter Simon as Attorney-in-Fact for William E. Simon pursuant to the Power of Attorney filed with Amendment No. 5 to this Schedule 13D, which Power of Attorney is hereby incorporated by reference herein.





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